Peter N. Handrinos	200 Clarendon Street
Direct Dial: 617-948-6060	Boston, Massachusetts 02116
peter.handrinos@lw.com	Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
January 30, 2018	Century City	Paris
	Chicago	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey Gabor

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Homology Medicines, Inc.

Draft Registration Statement on Form S-1

Submitted December 22, 2017

CIK No. 0001661998

Dear Mr. Gabor:

On behalf of Homology Medicines, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated January 19, 2018 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

January 30, 2018

Prospectus Summary, page 1

1.	We note your statement that you are “rapidly” advancing HMI-102 for the treatment of phenylketonuria into a Phase 1/2 clinical trial. Please balance your disclosure by stating here that you are a preclinical company, you have not submitted an IND for HMI-102 or any other product candidate, and that you will require additional capital to move beyond Phase 1/2. Please also remove the term “rapidly advancing” or tell us why you believe it is appropriate to use this term. Please supplementally tell us why you believe you will be to initiate a Phase 1/2 clinical trial in 2019. Please make similar disclosure in your Business section.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 1 and 87 of Amendment No. 1 to delete “rapidly” and emphasize that HMI-102 is its first product candidate. The Company respectfully advises the Staff that, as indicated throughout the Registration Statement and in the pipeline table on pages 5 and 92, the description of the Company’s studies and other studies conducted by third parties contained in the Registration Statement is limited to preclinical studies.

The Company further advises the Staff that the Company expects to be able to initiate a Phase 1/2 clinical trial in 2019 due to compelling positive preclinical data generated to date, the status of its investigational new drug application, or IND, enabling studies and anticipated study timeline. The Company has a pre-pre-IND meeting with the FDA scheduled to take place in February 2018, followed by a pre-IND meeting in the first half of 2018. The Company also believes its manufacturing expectations will be met in a timely manner, allowing its IND-enabling studies to proceed as scheduled. Finally, the Company has assembled a highly capable management team with a successful track record of discovering, developing and commercializing therapeutics.

2.	We note your statement that you believe that your compelling preclinical data, scientific expertise, product development strategy, manufacturing capabilities and robust intellectual property position you as a leader in the development of genetic medicines. Given the early stage of your development and the competition in this space, please supplementally tell us the basis of your belief that you are a leader in the development of genetic medicines.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes it is positioned to be a leader, but does not contend it is the leader in the field. As disclosed in the Registration Statement, the Company further advises the Staff of its belief that several advantages of its approach to the development of genetic medicines position the Company as a leader in the field, including:

•	the ability of its proprietary platform AAVHSCs to enable both gene therapy and gene editing modalities;
•	its ability to perform nuclease-free gene editing mediated by homologous recombination with high gene correction efficiency;
•	its ability to introduce an entire gene into the genome or precisely repair individual mutated nucleotides in addition to gene knockout;
•	the high precision and lack of unwanted off-target or on-target DNA modifications associated with its platform;
•	its ability to target multiple tissues;
•	the in vivo administration and single component delivery system; and
•	its ability to target a broad range of patients given the low frequency of preexisting neutralizing antibodies.

The Company believes that the compelling results of its preclinical studies to date reinforce and provide support for the Company’s belief that it is positioned as a leader in the field.

January 30, 2018

Pipeline Table, page 5

3.	Please include a column for each of Phase 1, Phase 2, and Phase 3 in your product pipeline table here and on page 92.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 5 and 92 of Amendment No. 1.

Stock-Based Compensation

Critical Accounting Policies and Use of Estimates

Determination of Fair Value of Common Stock, page 81

4.	Once you have an estimated offering price or range, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price or range.

Contractual Obligations and Commitments, page 86

5.	Please include your obligations under the license agreements.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 86 of Amendment No. 1.

Business Our Proprietary AAVHSCs, page 98

6.	We note that the preclinical trials discussed in this section provide results without providing proper context for such results. For each of the pre-clinical trials discussed in this section, please disclose the date(s) of the trials, the sponsor and the location; scope and size; dosage and duration; and actual results observed. Please include this disclosure for trials you conducted as well as any third-party trials you use for comparison, such as the AAV trials mentioned in Figure 6 or the third party studies you cite in Figure 9. Please also state whether you have published the data for any of your preclinical studies.

January 30, 2018

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 98 through 102 of Amendment No. 1.

Figure 5. In vivo Gene Editing, page 99

7.	We note your statement that “while not illustrated, in subsequent studies at higher doses we have observed gene correction editing efficiencies of up to 20%.” Please either provide a complete description of the study that resulted in such efficiencies, or delete this statement. Please make similar revisions elsewhere that you mention this statistic, including your prospectus summary. Please only use this statistic to the extent that it is a balanced representation of the efficiencies you have observed in pre-clinical trials.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 2 and 100 of Amendment No. 1.

Competition, page 109

8.	Please revise your discussion of competitive conditions by describing in greater detail the current landscape for patent protections in your industry. In this regard, we note that across several risk factors on pages 46 to 56 you address specific risks related to your intellectual property.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 109 and 110 of Amendment No. 1.

Intellectual Property, page 110

9.	For each of your material licensed patents, please disclose (1) which patents or patent applications are material to HMI-102; (2) expected expiration dates for patent applications; and (3) the jurisdictions where patents are issued and patent applications are pending. Please also explain what you mean that certain patents are “generally” expected to expire in 2031 and 2034.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 111 of Amendment No. 1.

Collaboration and License Agreement with Novartis Institutes for BioMedical Research, Inc., page 112

10.

We note that you are eligible to earn tiered royalties on net sales of licensed products by Novartis ranging from mid single-digit to low double-digit percentages. This disclosure is too broad and could imply that your royalty rate is up to 49%. Please revise your disclosure here and throughout the prospectus to give investors a

January 30, 2018

reasonable idea of the amount of the royalty rate that does not exceed 10 percentage points.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 113 and F-21 of Amendment No. 1.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Year Ended December 31, 2016, page F-5

11.	Please explain the negative balance carried under Additional Paid-in Capital.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, during 2015, the Company issued convertible notes to its then majority stockholder. In December 2015, these notes were converted into Series A preferred stock at a discount to the Series A price paid by other investors. The conversion of the notes was treated as stock settled debt for accounting purposes and resulted in a loss on extinguishment of debt. Because the note holder was the Company’s majority stockholder at the time, the loss on extinguishment of debt was recorded in equity. However, the Company incorrectly recorded a portion of the loss in additional paid-in capital (“APIC”) instead of accumulated deficit resulting in a negative balance in APIC. The Company should have first reduced the APIC balance to zero and then recorded the remaining balance of the extinguishment loss in accumulated deficit. The Company has corrected the balances in APIC and accumulated deficit as of January 1, 2016 which results in the correct balances reflected in the December 31, 2016 balance sheet on page F-3 of Amendment No. 1 and in the statement of stockholders’ equity as of and for the year ended December 31, 2016 on page F-5 of Amendment No. 1. The Company respectfully advises the staff that this correction has no net effect on the balance of total stockholders’ deficit as of December 31, 2016. The Company further advises the Staff that it has included disclosure on page F-18 of Amendment No. 1, under the subheading “Correction of an Immaterial Error,” to indicate that the Company is correcting an immaterial error.

The Company respectfully advises the Staff that it has concluded that the error is immaterial to the 2016 financial statements. The Company applied the guidance in the SEC’s Staff Accounting Bulletin 99 (“SAB 99”) in reaching its conclusion. SAB 99 lists the following materiality considerations that the Company considered:

Whether the misstatement masks a change in earnings or other trends. The misstatement did not impact the Company’s net loss or relevant financial trends.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The Company is still privately held and therefore there are no analyst expectations that have been established. As a future public company, the Company does not believe that the nature of the misstatement would have been relevant to measures typically used by analysts to establish their expectations.

Whether the misstatement changes a loss into income or vice versa. The misstatement did not have any impact on the statement of operations.

January 30, 2018

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The misstatement did not have any impact on operations or profitability.

Whether the misstatement affects the registrant’s compliance with regulatory requirements. The misstatement did not affect any of the Company’s compliance or regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The Company does not have any outstanding debt and related financial covenants.

Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. Management’s compensation is not driven by any financial statement metrics.

Whether the misstatement involves concealment of an unlawful transaction. The misstatement is not related to an unlawful transaction.

The Company respectfully advises the Staff that the correction of the error results in a reclassification between APIC and accumulated deficit and is therefore contained within the stockholders’ equity section of the 2016 balance sheet. The financial statement accounts impacted by the error would not be of interest to a user of the financial statements given the Company’s current profile (i.e., no revenue or earnings) and the error does not impact the statements of operations or cash flows. As a result of the SAB 99 assessment, the Company has concluded that the misstatement is immaterial and would not be viewed as material by users of the financial statements.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

12.	Please disclose your revenue recognition policy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to revise the disclosure to address the Staff’s comment in the next amendment to the Registration Statement, which the Company anticipates will include audited financial statements for the year ended December 31, 2017 and for which period the Company expects to initially recognize revenue.

January 30, 2018

7. License Agreements

City of Hope, page F-13

13.	Please disclose your obligations under the sponsored research agreement with COH.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page F-13 of Amendment No. 1.

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company respectfully advises the Staff that at this time it has not provided potential investors with any written communications, as such term is defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. However, the Company intends to conduct certain meetings with potential investors in reliance on Section 5(d) of the Securities Act. The Company advises the Staff that it will supplementally provide the Staff with copies of any slide presentations or other communications presented at such meetings, if any, whether or not such investors retain copies of the communications.

15.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company does not currently intend to include any additional graphic, visual or photographic information in the prospectus aside from Figure 7, which has been added on page 100 of Amendment No. 1. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

January 30, 2018

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 617-948-6060 or Wesley Holmes at 212-906-1366 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Peter N. Handrinos

Peter N. Handrinos of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Arthur O. Tzianabos, Ph.D., President and Chief Executive Officer, Homology Medicines, Inc.

Wesley C. Holmes, Latham & Watkins LLP